EXHIBIT (b)(5)

(JPMORGAN LOGO)

October 21, 2004

$2,250,000,000 Senior Credit Facilities

Amendment Letter

HCA Inc.
One Park Plaza
Nashville, Tennessee 37203

Attention:	David G. Anderson Senior Vice President, Finance & Treasurer

Gentlemen:

     Reference is made to the Commitment Letter dated October 12, 2004 (including the Term Sheet attached thereto, the “Commitment Letter”) between us and you, regarding the $1,750,000,000 revolving credit facility and $500,000,000 term loan facility described therein. Capitalized terms used but not defined herein are used with the meanings assigned to them in the Commitment Letter.

     We have agreed that the Commitment Letter is hereby amended by replacing the Term Sheet attached thereto as Exhibit A with the Statement of Terms and Conditions attached hereto as Exhibit A (the “Revised Term Sheet”). All references to the “Term Sheet” contained in the Commitment Letter and in any related documents hereafter shall be deemed to refer to the Revised Term Sheet. Except as amended hereby, the Commitment Letter shall continue in full force and effect in all respects and is hereby ratified and confirmed.

HCA Inc.

     Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this Amendment Letter.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:	/s/ Andrew T. Brode Name: Andrew T. Brode Title: Vice President

JPMORGAN CHASE BANK

By:	/s/ Dawn Leelum Name: Dawn Leelum Title: Vice President

Accepted and agreed to as of
the date first above written:

HCA INC.

By:	/s/ Keith M. Giger Name: Keith M. Giger Title: Vice President - Finance

(JPMORGAN LOGO)

EXHIBIT A

HCA INC.

$2,250,000,000 SENIOR CREDIT FACILITIES

Statement of Terms and Conditions

BORROWER:	HCA Inc., a Delaware corporation (the “Borrower”).

AMOUNT AND TYPE OF FACILITIES:	Five-year revolving credit facility (the “Revolving Facility”) in the amount of $1,750,000,000.

Five-year term loan facility (the “Term Loan Facility”; together with the Revolving Facility, the “Facilities”) in an aggregate principal amount of $500,000,000. The Term Loan Facility shall be repayable in 16 consecutive quarterly installments, commencing on March 31, 2006 and ending on the date that is five years after the Closing Date, in an aggregate amount for each 12-month period set forth below equal to the amount set forth opposite such period (with installments during each such period being equal in amount):

Period	Principal Amount
Year 1	—
Year 2	$50,000,000
Year 3	$75,000,000
Year 4	$125,000,000
Year 5	$250,000,000

PURPOSE:	For refinancing the existing outstandings under the Credit Agreement (the “Existing Credit Agreement”), dated as of April 30, 2001, among the Borrower, the Banks (as defined therein), the Co-Agents (as defined therein), the Senior Managing Agents (as defined therein), the Managing Agents (as defined therein), the Lead Managers (as defined therein) and the Agent (as defined therein), and for general corporate purposes (including but not limited to the redemption or purchase of outstanding securities of the Borrower).

SOLE ADVISOR, LEAD ARRANGER AND BOOKRUNNER:	JPMorgan Securities Inc. (“JPMorgan”)

ADMINISTRATIVE AGENT:	JPMorgan Chase Bank (“JPMCB”).

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LENDERS:	A syndicate of banks and other financial institutions including JPMCB, arranged by JPMorgan (collectively, the “Lenders”).

AVAILABILITY:	The proceeds of the Term Loan Facility will be advanced in a single drawing on the Closing Date. The Revolving Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary thereof (the “Revolving Termination Date”).

LETTERS OF CREDIT:	A portion of the Revolving Facility not in excess of $250,000,000 shall be available for the issuance of letters of credit (the “Letters of Credit”) by JPMCB (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Revolving Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Loans) on the next succeeding business day following notice to the Borrower of such drawing. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

COMPETITIVE LOANS:	The Borrower shall have the option to request that the Lenders bid for loans (“Competitive Loans”) bearing interest at a stated rate or a margin over the eurodollar rate, with specified maturities ranging from 7 to 360 days. Each Lender shall have the right, but not the obligation, to submit bids at its discretion. The Borrower, by notice given four business days in advance in the case of eurodollar rate bids and one business day in advance in the case of stated rate bids, shall specify the proposed date of borrowing, the interest period, the amount of the Competitive Loan and the maturity date thereof, the interest rate basis to be used by the Lenders in bidding and such other terms as the Borrower may specify. The Agent shall advise the Lenders of the terms of the Borrower’s notice, and, subject to acceptance by the Borrower, bids shall be allocated to each Lender in ascending order from the lowest bid to the highest bid acceptable to the Borrower. While Competitive Loans are outstanding, the available commitments under the Revolving Facility shall be reduced by the aggregate amount of such outstanding Competitive Loans.

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FEES AND INTEREST RATES:	As set forth on Annex I.

NOTICE OF BORROWING:	The Borrower must provide notice to the Agent prior to any proposed borrowing under the Facilities as follows:

Eurodollar Loans: three business days ABR Loans: same business day

OPTIONAL PREPAYMENTS:	ABR Loans may be prepaid at any time without penalty. Eurodollar Loans may be prepaid on the last day of the relevant interest period or at any time, subject to “breakage cost” reimbursement. Partial prepayments of Loans shall be in minimum amounts of $5,000,000 or a whole multiple of $1,000,000 in excess thereof.

RESERVE REQUIREMENTS; YIELD PROTECTION:	The rate quoted as Eurodollar Rate will be grossed-up for the maximum reserve requirements then in effect for eurocurrency liabilities. In addition, the definitive financing agreement will contain customary provisions relating to increased costs, capital adequacy protection, withholding and other taxes and illegality. Such provisions will be substantially similar to those set forth in the Existing Credit Agreement.

REPRESENTATIONS AND WARRANTIES; CONDITIONS PRECEDENT; AFFIRMATIVE AND NEGATIVE COVENANTS; EVENTS OF DEFAULT:	Substantially similar to those set forth in the Existing Credit Agreement except that the ratio of consolidated total debt to consolidated total capitalization will be 75% from the Closing Date until March 30, 2006, 70% from March 31, 2006 until March 30, 2007 and 65% from March 31, 2007 and thereafter.

CONDITIONS PRECEDENT	The availability of the Facilities will be conditioned upon conditions substantially similar to those in the Existing Credit Agreement and satisfaction of the following conditions precedent as of the Closing Date:

(a)	The Administrative Agent shall have received evidence reasonably satisfactory to the Administrative Agent that the Existing Credit Agreement shall have been terminated (other than any outstanding letters of credit which will roll over into the new facility); and

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(b)	A minimum long-term unsecured debt rating for the Borrower from S&P and Moody’s of at least BB+ and Ba2, respectively (with a stable outlook).

ASSIGNMENTS AND PARTICIPATIONS:	The Borrower may not assign its rights or obligations under the Facilities without the prior written consent of the Lenders.

The Lenders shall be permitted to sell participations in loans, notes and commitments; provided that, such Lender’s obligations under the Facilities shall remain unchanged. Participations shall be subject to further qualifications substantially similar to those in the Existing Credit Agreement.

The Lenders shall be permitted to assign all or any part of their respective rights or obligations (or Notes, if applicable) under the facilities; provided that, in the case of an assignment to a bank which is not a Lender or an affiliate of a Lender, such assignment is subject to the consent of both the Borrower (unless an Event of Default has occurred and is continuing) and the Agent (which consent shall not be unreasonably withheld); and provided further that, in the case of assignment to bank which is not a Lender or an affiliate of a Lender, (i) such assignment is subject to a minimum amount of $2,500,000 or such lesser amount as may be agreed upon by the Borrower and the Agent and (ii) the transferor Lender shall retain a minimum Commitment after giving effect to such assignment of $5,000,000 or such lesser amount as may be agreed upon by the Borrower and the Agent. Assignees will have all the rights and obligations of the assignor Lender. Each assignment will be subject to the payment of a service fee payable by the assignee and/or the assignor to the Agent. The voting rights for participants will be limited to changes in amount, tenor and rate.

EXPENSES:	All reasonable legal, syndication, and out-of-pocket expenses of JPMorgan, JPMCB and their counsel, Simpson Thacher & Bartlett LLP, are for the account of the Borrower.

CLOSING DATE:	The date on which the definitive agreements have been executed and delivered and the proceeds of the Term Loan Facility have been advanced to or for the account of the Borrower, which is expected to be not later than November 19, 2004.

GOVERNING LAW:	State of New York.

ANNEX I

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Loans (other than Competitive Loans) comprising each borrowing bear interest at a rate per annum equal to (i) the ABR plus the Applicable Margin or (ii) the Eurodollar Rate plus the Applicable Margin.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%.

“Applicable Margin” means a percentage determined in accordance with the pricing grid attached hereto as Annex I-A.

“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months (as selected by the Borrower) (or nine or twelve months with the consent of the Lenders) appearing on Page 3750 of the Telerate screen.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Facility Fees:	The Borrower shall pay a facility fee calculated at a rate per annum determined in accordance with the pricing grid attached hereto as Annex I-A on the average daily total Revolving Facility, payable quarterly in arrears.

Letter of Credit Fees:	The Borrower shall pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving Facility on the face amount of each such Letter of Credit. Such fee shall be shared ratably among the

Lenders participating in the Revolving Facility and shall be payable quarterly in arrears.

A fronting fee equal to 0.125% per annum on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Facilities, any such amount shall bear interest at 2% above the rate otherwise applicable thereto. Any overdue interest or other amount payable shall bear interest at 2% above the rate applicable to ABR Loans, in each case from the date of such non-payment until paid in full.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate on which is then based on the Prime Rate) for actual days elapsed.

ANNEX I-A

PRICING GRID

Revolving Facility

	Level I	Level II	Level III	Level IV	Level V
Applicable Margin:
ABR Loans	0.000%	0.000%	0.000%	0.000%	0.000%
Eurodollar Loans	0.400%	0.500%	0.600%	0.800%	1.000%
Applicable Margin for Facility Fee:	0.100%	0.125%	0.150%	0.200%	0.250%

Term Loan Facility

	Level I	Level II	Level III	Level IV	Level V
Applicable Margin:
ABR Loans	0.000%	0.000%	0.000%	0.000%	0.250%
Eurodollar Loans	0.500%	0.625%	0.750%	1.000%	1.250%

     The Applicable Margin shall not be less than that for Level IV or, if Level V otherwise would be applicable, then that for Level V, for the period beginning on the Closing Date and ending on the date that is six months after the Closing Date.

     Level I Period: any period during which the publicly announced ratings by S&P and Moody’s of the then current senior unsecured, non-credit enhanced, long-term indebtedness of the Borrower that has been publicly issued are BBB+ or better and Baa1 or better, respectively.

     Level II Period: any period during which the publicly announced ratings by S&P and Moody’s of the then current senior unsecured, non-credit enhanced, long-term indebtedness of the Borrower that has been publicly issued are BBB and Baa2, respectively.

     Level III Period: any period during which the publicly announced ratings by S&P and Moody’s of the then current senior unsecured, non-credit enhanced, long-term indebtedness of the Borrower that has been publicly issued are BBB- and Baa3, respectively.

     Level IV Period: any period during which the publicly announced ratings by S&P and Moody’s of the then current senior unsecured, non-credit enhanced, long-term indebtedness of the Borrower that has been publicly issued are BB+ and Ba1, respectively.

     Level V Period: any period during which the publicly announced ratings by S&P and Moody’s of the then current senior unsecured, non-credit enhanced, long-term indebtedness of the Borrower that has been publicly issued is equal to or below BB or unrated and equal to or below Ba2 or unrated, as the case may be.

     provided, that if on any day the ratings by S&P and Moody’s do not coincide for any rating category and the Level differential is (x) one level, then the higher rating will be the applicable Level; (y) two or more levels, the Level that is one level higher than the lowest rating will be the applicable Level.